

May 14, 2008

Via US Mail and Facsimile

Mr. Robert Copple
Chief Financial Officer
Cinemark Holdings, Inc.
3900 Dallas Parkway, Suite 500
Plano, Texas 75093

> **Re:** **Cinemark Holdings, Inc.**
> **Form 10-K for the Year Ended December 31, 2007**
> **File No. 001-33401**
>
> **Cinemark, Inc.**
> **Form 10-K for the Year Ended December 31, 2007**
> **File No. 001-31372**

Dear Mr. Copple:

We have completed our review of your Forms 10-K and related filings and have no further comments at this time.

Sincerely,

David R. Humphrey
Branch Chief